United States securities and exchange commission logo





                             October 28, 2021

       Victoria Grace
       Chief Executive Officer
       Pivotal Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Centre
       Dubai, United Arab Emirates

                                                        Re: Pivotal Holdings
Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed September 30,
2021
                                                            File No. 333-259800

       Dear Ms. Grace:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4

       Cover page

   1.                                                   Please amend your cover
page to disclose the Exchange Ratio.
       Conditions to Closing, page 4

   2. We note your disclosure that "The obligations of Swvl, Holdings, Cayman Merger Sub,
                                                        BVI Merger Sub and SPAC
to consummate the Company Merger are subject to the
                                                        satisfaction or waiver
(where permissible)." Please revise to identify the conditions to closing that may be
waived.
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
Comapany
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             2021       Holdings Corp
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Regulatory Matters
Holdings Shareholder Agreement, page 6

3. In an appropriate place in your filing, please identify the Holdings Key Shareholders.
         Please also describe the certain board appointment and corporate governance rights, and voting commitments such persons have agreed to establish.
Interests of Certain Persons in the Business Combination, page 11

4. You disclose that you will continue to indemnify the SPAC's existing directors and officers under the Holdings Memorandum and Articles and continue to provide directors'
         and officers' liability insurance to the SPAC   s directors and
officers after the Business
         Combination. Please disclose the duration of the indemnification and liability insurance for the SPAC's directors and officers after the Business Combination.
5. You disclose that the Sponsor and SPAC's directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a
         shareholder vote to approve the Business Combination. Please tell us whether these entities received any compensation or other consideration in exchange for their agreement not to redeem any Class A Ordinary Shares.
Risk Factors
"If Swvl fails to cost-effectively attract and retain new riders . . .", page
26

6. In an appropriate place in your filing, please define and describe how Swvl measures
         "new rider growth," and "rider utilization."
"Any actual or perceived security or privacy breach . . .", page 32

7. We note your disclosure that, "[i]n July 2020, unauthorized parties gained access to a
         Swvl database containing identifiable information of its riders by exploiting a breach in certain third-party software used by Swvl." Please provide additional detail in your disclosure describing the consequences to Swvl's business and operations related to this breach, if material.
"Swvl's pending acquisition of a controlling interest in Shotl . . .", page 40

8. Please amend your disclosure to describe whether you expect the acquisition of a controlling interest in Shotl to occur prior to completion of the business combination.
         Please also describe, as applicable, the potential risks related to this acquisition if it will not or does not close prior to the completion of the business combination.
"Swvl does not have written contractual arrangements . . .", page 41

9. To provide additional context for investors regarding the risks related to your lack of written contracts with material customers, please disclose the percentage of Swivl's revenue attributable to these customers for the financial periods presented in the filing.
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
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"Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates . . .", page 42

10. We note your disclosure that "Swvl is, and will likely in the future be, required to hold multiple registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require Swvl to obtain registrations, licenses, permits and approvals in addition to those Swvl already holds. Swvl does not hold all of the required licenses and registrations for certain jurisdictions where Swvl operates." Please amend your risk factor disclosure to discuss the material risks specific to each jurisdiction in which Swvl operates, rather than providing general disclosure with examples. In your discussion, identify the specific, relevant licenses, permits, approval, rules and regulations that apply to Swvl; the licenses, permits, and approvals Swvl does not hold where required; and the specific consequences to Swvl of not holding the required licenses in each of these jurisdictions, where material.
         For example, disclose the specific consequences to Swvl of operating in Egypt with a pending license.
11. As a related matter, please describe the limitations on foreign investment for each geographical market in which Swvl operates, where material.
"Swvl may face particular privacy, data security, and data protection risks . . ..", page 48

12. Please amend your disclosure to provide a timeline by which you intend to expand into the
         EU and United Kingdom.
"Swvl's business would be adversely affected if the drivers . . .", page 49

13. We note your disclosure that "The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries." Please amend this risk factor to describe the relevant proceedings, laws, and/or regulations related to driver classification in the specific geographic markets in which Swvl operates.
"SPAC may waive one or more of the conditions to the Business Combination . . ..", page 59

14. We note your disclosure that "SPAC may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the SPAC Articles and applicable laws and subject to compliance with the
         Subscription Agreements." Please disclose how you will notify shareholders of any material changes in terms of the business combination, due to a waiver of any of the relevant conditions or obligations.
"SPAC conducted due diligence on an accelerated timeline.", page 67

15.      Please amend your filing to disclose why SPAC conducted due diligence on an
         accelerated timeline.
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
Comapany
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Representations and Warranties, page 90

16. Please amend your disclosure to expand upon what is meant by "independent investigation and reliance."
Other Covenants and Agreements, page 98

17. Please amend your disclosure to provide additional detail describing the covenants and agreements related to the PIPE Financing.
Background of the Business Combination, page 104

18. Please expand your disclosure to provide a more detailed discussion of the negotiations surrounding the material terms of the business combination agreement, including Swvl's pre-money valuation of $1 billion, on a debt-free, cash-free basis without adjustment to the purchase price; the amount and form of consideration; the condition that proceeds from the PIPE and the proceeds of the Trust Account (after redemptions) should not be less than $250 million; the inclusion of earnout shares and the three tier Earnout structure; and the condition that the PIPE Financing should not be less than $100 million.
         In your revised disclosure, please explain the reasons for such terms and each party's position on such issues, as well as any key points of disagreement and how you reached agreement on the final terms.
19. We note your disclosure that "[i]n several cases, SPAC presented term sheets or illustrative transaction structures (or similar documentation) describing the structure or principal terms of potential business combinations." Please amend your disclosure to describe in greater detail the alternative targets to whom SPAC presented term sheets or illustrative transaction structures. Please also clarify the reasons SPAC decided not to pursue a business combination with respect to those targets specifically, and the dates by which SPAC determined not to continue negotiating with each alternative party.
20. You disclose throughout that Barclays participated in multiple meetings, and it initially contacted Ms. Grace to discuss, on a preliminary and introductory basis, an upcoming capital raising assignment that Barclays had been engaged on for Swvl. Please amend your disclosure throughout the filing to clearly describe Barclays role in facilitating the business combination, including its relationship to Swvl and any compensation received for its services, prior to its formal engagement as a placement agent for the PIPE
         Financing.
21. We note your disclosure that "During the course of the discussions, Ms. Grace indicated to
         Barclays that, subject to further due diligence and based on SPAC's preliminary analysis of Swvl and its business as well as its potential for strong growth in the future, SPAC could provide an amount of capital with funds from its trust and with a committed PIPE financing sufficient to enable Swvl to meet its business development objectives as set forth in its business plan and could potentially value Swvl at approximately $1 billion, on a debt-free, cash-free, pre-money basis." Please disclose the basis for the $1 billion
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
Comapany
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         valuation of Swvl.
22. We note your disclosure that "The SPAC Board was satisfied that no actual conflict arose and any potential interest of Ms Grace was appropriately managed. Ms Grace has subsequently resigned the directorship." Please elaborate on how the potential conflict of interest was "appropriately managed." Please also disclose the SPAC Board's basis for determining that no actual conflict arose from Ms. Grace's interest in VNV Global AB. In this regard, we note that Ms. Grace resigned from the board of VNV Global AB after negotiations and Swvl board approval of the business combination, but prior to the announcement of the same. Please also amend your disclosure to discuss any consideration given related to, or steps taken to remediate, any conflicts of interest created by Ms. Grace's interest in the Sponsor.
23. Please amend your disclosure to describe the key terms of a possible business combination between SPAC and Swvl that were included in the term sheet delivered to Guggenheim
         Securities on May 16, 2021.
24. Describe the "proposed revisions to the amount of consideration to be delivered in the earn-out and the amount of funds to be available to the post-combination company upon the closing of the transaction" discussed in the days between May 19, 2021 and May
         21, 2021.
25. Please identify the "Consultant," and disclose any compensation paid to the consultant for its role in the business combination. As a related matter, we note your disclosure on page
         110 that "In July 8, 2021, SPAC management and representatives of Guggenheim
         Securities held a call with the Consultant to receive the Consultant's final presentation on
         Swvl diligence. Topics covered included market sizing and dynamics, a financial model assessment, a growth marketing assessment, a product integrity assessment and a technical excellence and technology assessment." Please tell us whether the Consultant's presentations fall within the purview of Item 4(b) of Form F-4, and if so, revise your disclosure to state as much and provide the information required by
Item 4(b) and 21(c) of
         Form F-4.
26.      Please disclose any compensation received by Barclays and MPW Capital
Advisors
         Limited for each's role as placement agents in the PIPE Financing.
27. Please amend your disclosure in this section to describe any conflicts that arose throughout your negotiations of the business combination and the facilitation of the PIPE financing related to the fact that Lone Fonss Schroder also serves as Chief Executive
         Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor.
         Include a discussion of any steps taken to address potential or actual conflicts of interest.
28. We note your disclosure that Swvl securityholders will "receive up to an additional
         15 million shares of the combined company based on the satisfaction of certain share price triggers (or an earlier change of control above such price triggers) within 5 years after the
         Business Combination." To the extent material, please provide a description of these price
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Pivotal Holdings  Corp
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         triggers.
29. We note your disclosure that "EY and Vinson & Elkins reported preliminary findings on their ongoing due diligence process and the status of unresolved due diligence items." To the extent material, please describe the nature of the unresolved due diligence items.
Certain Financial Projections Provided to SPAC's Board, page 115

30. Please amend your disclosure to describe how the projections relate to the proposed $1 billion valuation of Swvl.
31. Please disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate. With respect to the material assumptions underlying the projections discussed on page 117, please quantify the strategic transactions and any other relevant quantitative disclosure relating to the other assumptions, as applicable.
Potential Purchases of SPAC Public Shares, page 129

32. We note your disclosure that "[i]n connection with the SPAC shareholder vote to approve
         the Business Combination, Sponsor, SPAC   s directors, officers or
advisors or any of their
         respective affiliates may privately negotiate transactions to purchase SPAC Public Shares from SPAC shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust
         Account." Please tell us how these purchases comply with Rule 14e-5 of the Exchange
         Act.
The PIPE Financing, page 133

33. Please disclose whether Lone Fonss Schroder, by virtue of her role as Chief Executive
         Officer of Concordium AG, an affiliate of the Concordium Foundation, will participate in the PIPE Financing.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The SPAC Merger, page 137

34. You disclose that the discussion in this section is the opinion of counsel, and that the transaction should qualify as an F Reorganization. Given that counsel is not providing a firm opinion regarding treatment of the transaction, please revise to provide the reason for the inability to opine on the material tax consequences and describe the degree of any uncertainty in the opinion. Please also include appropriate risk factor disclosure. Refer to
         Section III.C.4 of Staff Legal Bulletin No. 19 for guidance.
Proposal No. 3 - The Advisory Organizational Documents Proposal, page 151

35. We note that the Advisory Organizational Documents Proposal includes an increase in the
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
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         authorized share capital of the combined company; changes to the number and term of directors; and limitations on actions of shareholders by written consent. Please unbundle the proposal to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals.
         Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the
         Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
Interpretations.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 155

36.      Please amend your filing to address the following:

                Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

                Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

                It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Pro Form Condensed Combined Statement of Operations, page 162

37. Please explain why you have not included historical and pro forma per share amounts on the face of the statement of operations or revise to include. Refer to Regulation S-X 11-
         02(a)(9).
Notes to Unaudited Pro Forma Condensed Combined Financial Information
4. Pro Forma Adjustments, page 165

38. We refer you to adjustment B. Please reconcile for us the amounts disclosed for each scenario to the adjustment amounts on the pro forma statement of financial position.
Information About Swvl
Market Opportunity and Competitive Advantage, page 171

39. We note your disclosure that "a recent study found that 78% of women surveyed in
         Karachi reported being harassed on public transport at least once over the preceding year." Please identify the study, and the entity that conducted the study. If you commissioned the study, please disclose the same, and file the consent of the entity who conducted the study as an exhibit to your registration statement. See Rule 436 and
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FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
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         Section 7 of the Securities Act.
40. We note your disclosure that "[i]n the first half of 2021, we maintained an average monthly first station reliability rate of approximately 95%, meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-
         up point of their daily routes approximately 95% of the time." In order to provide better comparability and clarity regarding this statement, please revise to disclose the reliability rate of other stations or pick-up points, such as the last pick-up point or station, or tell us why such information is not material.
Swvl Business (TaaS and SaaS), page 173

41. Please amend your disclosure to clarify why TaaS and SaaS offerings have potentially higher margins than your other offerings.
Route Creation and Optimization, page 174

42. Please disclose how you define and calculate driver retention rate. In this regard, we note your disclosure that "in June 2021 we had an average 30-day rolling driver retention rate of approximately 79% in our Cairo retail market." In order to provide additional context to investors and ensure comparability, please revise to disclose the rolling driver retention rate for previous financial periods referenced in your disclosure and explain the reasons for any significant fluctuations from period to period. As a related matter, please amend your disclosure to briefly define user convenience and user churn probability.
Pricing, page 175

43. We note your disclosure that "[o]ur per rider revenue generation has increased over time.
         To measure this, we conduct cohort analyses to compare the historical rates of new rider revenue growth to more recent rates." You also provide the following examples: "in
         Cairo, a cohort of new riders that joined our platform in January 2019 began generating approximately $13 per rider per month of revenue in December 2019 (i.e., 12 months after joining our platform). A similar cohort of new riders joining our platform in September
         2020 began generating the same $13 of per rider per month revenue in October 2020 (i.e., just one month after joining our platform)." To provide investors with complete information supporting your statement that your per revenue generation has increased over time, please provide a cohort analysis for the financial periods presented in the filing. In your discussion, please clearly define each cohort, including how you determine which customers are included in each cohort, and whether these customers are unique.
Government Regulation, page 179

44. Please amend your disclosure in this section to provide additional detail about the material regulations to which you and your operating subsidiaries are subject. Identify the relevant laws, regulations, and governing bodies; disclose whether you are in compliance with these laws and regulations; and discuss the material effects of any non-compliance with
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
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             2021       Holdings Corp
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         relevant rules and regulations.
Group Structure, page 179

45. Given the number of markets in which you operate and the limitations on foreign investment in some of the jurisdictions in which you operate, please provide a diagram of your organizational structure, including your ownership interests in each of your operating subsidiaries.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Swvl
Impact of the COVID-19 Pandemic, page 183

46. We note your disclosure that "Beginning in March 2020, the pandemic and these related responses have had an adverse effect on demand and earning opportunities for drivers using our platform, leading to lower than expected revenues." To provide balanced context, please consider quantifying the impact on expected revenues. Factors Affecting Our Business and Results of Operations, page 184

47. We note your disclosure that "[w]e grow our business by attracting new riders to our platform and increasing their usage of our platform over time." To provide context for investors regarding the growth of your business in recent financial periods, please quantify the amount of your total revenue attributable to new riders compared to existing riders for the periods presented in your filing. Please also clarify how you identify "new riders,"
         including whether these riders are unique.
48. You disclose that "our efforts have resulted in gross revenue retention in excess of 60%, measured prior to the effects of COVID-19 based on the gross revenue generated by cohorts of users tested in their first month of activity (in each of January 2019 and
         February 2019) and after 12 months of activity (in each of January 2020 and February
         2020)." Please clarify how you measure "gross revenue retention." Reconciliation of Non-IFRS Financial Measures
Reconciliation from Revenue to Gross Revenue and Gross Margin, page 193

49. We note that your presentation of gross revenue excludes the impact of incentives which are reductions to your revenue recorded under IFRS 15. Please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
50. Please revise to reconcile gross margin to the most directly comparable IFRS financial measure as required by Item 10(e)(1)(i) of Regulation S-K.
51. We note your use of the non-IFRS measure, gross margin. Please tell us how you determined it was appropriate to use a title for your non-IFRS financial measure that
 Victoria Grace
Pivotal Holdings Corp
October 28, 2021
Page 10
         appears to be the same as, or confusingly similar to, a title used for a IFRS financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.
Beneficial Ownership of Securities, page 248

52. Please identify the natural persons with voting control of entities affiliated with Memphis
         Equity Ltd., entities affiliated with VNV (Cyprus) Limited, and entities affiliated with
         DiGame Africa.
53. We note your disclosure that "All such scenarios . . . do not take into account (i) Holdings
         Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares." Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
Financial Statements
Swvl Inc. and its subsidiaries
Consolidated statement of comprehensive income, page F-40

54. We note from the disclosure on page 188 that your costs of sales does not include any depreciation or amortization. Please explain how your presentation of gross loss is appropriate in light of the guidance in SAB Topic 11:B.
Notes to the consolidated financial statements
Note 2.19 Revenue recognition, page F-58

55. We note you operate your business under three different models Regular, Travel and
         Transport as a Service. Please explain to us how you considered the guidance in IFRS 15 paragraph 114 related to disaggregation of revenues and in IFRS 8 paragraph 32 related to information about products and services. Additionally, please explain your consideration
         of providing a discussion in management   s discussion and analysis of
financial condition
         and results of operations of the three models and their impact on results. Refer to Item
         5.A of Form 20-F.
Principal versus agent considerations , page F-59

56. We note you consider yourself a principal and present your revenue on a gross basis.
       Please provide us with a detailed analysis of how you determined that your transportation
FirstName LastNameVictoria Grace
       services should be presented on a gross basis under IFRS 15. Please also provide us with
Comapany   NamePivotal Holdings
       an English-language         Corpof your contracts with captains,
contract with independent
                            translation
Octoberoperators
         28, 2021and terms
                  Page 10 of service or end-user service agreement related to your services.
FirstName LastName
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings  Corp
Comapany
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             2021       Holdings Corp
October
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16. Revenue
16.1 Revenue reconciliations, page F-79

57. Please explain why you believe it is appropriate to present Gross Revenue, a non-IFRS measure, in the notes the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-
         K.
General

58. Please address the following issues in an appropriate place in your filing:

                Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

                Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

                Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

                It appears that Barclays performed additional services after the IPO and part of the
              IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Barclays that are contingent on completion of the business combination.

                Please also expand your disclosure regarding the sponsor's ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

                Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the
              business combination. Disclose if the SPAC   s sponsors,
directors, officers or their
              affiliates will participate in the private placement.
 Victoria Grace
Pivotal Holdings Corp
October 28, 2021
Page 12

       You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at
(202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer L pez-Molina at (202) 551-3792 with any other questions.



FirstName LastNameVictoria Grace                         Sincerely,
Comapany NamePivotal Holdings Corp
                                                         Division of
Corporation Finance
October 28, 2021 Page 12                                 Office of Trade &
Services
FirstName LastName